Marlin Business Services Corp.

300 Fellowship Road

Mt. Laurel, NJ 08054

888-479-9111

May 20, 2013

Mr. Michael Volley

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Dear Mr. Volley:

In response to your letter dated May 06, 2013, Marlin Business Services Corp. (the “Company”) hereby submits the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Credit Underwriting, page 10

1.	We note on page 37 that credit application approval rates rose as a result of improved credit quality of applications and adjustments made to the credit policy. Please revise future filings to describe in more detail the adjustments you made to the credit policy. Additionally tell us how you considered the adjustments to your credit policies in determining the appropriateness of your allowance for credit losses. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: In addition to the disclosures already included in previous filings, we propose to add the following language to future filings, using the December 31, 2012 reporting date as an example:

“Underwriting guidelines may be adjusted from time to time in response to current economic conditions and/or portfolio performance trends. Such underwriting adjustments may be made to a variety of credit attributes, such as transaction size, asset type, industry (SIC code), geographic location, time in business and commercial credit scores. The impact of these underwriting adjustments is also considered as one of the components in calculating the qualitative component of the allowance for credit losses. The total adjustments due to all qualitative factors increased the allowance for credit losses by approximately $0.2 million and $0.1 million at December 31, 2012 and 2011, respectively.”

Additional information for the SEC:

Changes in credit policy are one of the considerations in the qualitative component of the Company’s Allowance for Credit Losses. For instance, recent underwriting had over time been selectively adjusted to align results more closely to pre-recession trends. Recognizing that these changes had not yet been reflected in the migration roll rates based on historical performance, a calculation was performed to estimate the impact on probable and estimable losses from these underwriting adjustments. Although this calculation is performed each quarter and incorporated into the allowance for credit losses, historically this calculation has not resulted in a material adjustment to the total allowance for credit losses. This calculation resulted in a qualitative reserve component of approximately $100,000 at December 31, 2012, reflecting the additional potential inherent loss in the portfolio.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies- Lease Residual Values, page 34

2.	You disclose that residual values generally reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. You also disclose that in setting and reviewing estimated residual values, you focus primarily on total historical and expected realization statistics pertaining to both lease renewals and sales of equipment.

a.	Please describe for us in detail your methodology for estimating residual value:

Response: The Company has been consistently following the policy described to the staff in our SEC comment letter response dated September 29, 2010. The Company’s residual committee is responsible for approving the estimated residual values used in lease pricing and identifying any potential adjustments to booked residual values. The committee reviews various quantitative and qualitative information in conjunction with accounting personnel, including the performance of each equipment type and current sales data trends. Residual percentages for each equipment type are modified as needed with approval from the Company’s residual committee, which generally meets each month.

The average residual value booked at lease inception is approximately 10% of original equipment cost, resulting in a small average residual dollar amount ($1,300). Due to the small average dollar amount and large number of leases with residuals (23,000), the Company primarily relies on the historical residual realization rates on such assets as support for the current estimated residual values on the balance sheet.

In setting and reviewing estimated residual values, the Company focuses its analysis primarily on total historical statistics pertaining to the Company’s experience with equipment sales, rather than on third party equipment appraisal sources, due in part to the limited availability of objective third party market data. Anticipated renewal income is not included in the determination of fair value. However, it is one of the ways that fair value may be realized at the end of the lease term.

The Company believes that its analysis of realization statistics based on the Company’s own business model is a more accurate estimate of the residual values that will be realized by the Company.

b.	Specifically tell us how expected lease renewals or extensions are factored in your estimate and note specific accounting guidance that supports this aspect of your fair value measurement.

Response: We do not establish estimated residual values based on expected renewal payments. Rather, residual values are established at lease inception based on our estimate of the expected fair value of the equipment at the end of the lease term. Expected fair value is based on our historical experience of selling prices in arms length transactions as described above.

In addition to the disclosures already included in previous filings, we propose to clarify the following language in future filings to the extent applicable, using the December 31, 2012 reporting date as an example (marked to show changes from the original presentation):

“Residual values are established at lease inception based on our estimate of the expected fair value of the equipment at the end of the lease term. Residual values ~~generally reflect the estimated amounts to be received~~ may be realized at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on industry data and management’s experience. The Company records an estimated residual value at lease inception for all fair market value and fixed purchase option leases based on a percentage of the equipment cost of the asset being leased. The percentages used depend on equipment type and term. In setting ~~and reviewing~~ estimated residual values, the Company focuses its analysis primarily on the Company’s total historical and expected realization statistics pertaining to ~~both lease renewals and~~ sales of equipment. In subsequent evaluations for the impairment of the booked residual values, the Company reviews historical realization statistics including lease renewals and equipment sales. Anticipated renewal income is not included in the determination of fair value. However, it is one of the ways that fair value may be realized at the end of the lease term.”

c.	ASC 840-10-20 defines the fair value of the leased property as the price for which the property could be sold in an arm’s length transaction between unrelated parties. Please tell us how you believe your fair value measurement is consistent with this guidance since it appears that you consider factors other than the estimated selling price.

Response: As described in 2b above, we estimate the fair value of leased property based on our estimate of the expected fair value of the equipment at the end of the lease term. Expected fair value is based on our historical experience of selling prices in arms length transactions. This is in accordance with ASC 840-10-20. As stated in 2b we do not include expected renewal payments in the estimates.

d.	Please provide us the following information as of December 31, 2012:

i. the percentage of lease contracts that carry a residual value greater than $1,

Response: Percentage of lease contracts with a residual value greater than $1 at December 31, 2012: 33% (Form 10-K, page 49)

ii. the percentage of these contracts that are expected to result in renewal payments,

Response: Percentage of these contracts expected to result in renewal payments: N/A, as previously disclosed the Company does not include renewal payments in the estimation of residual values.

iii. the amount of residual value on your balance sheet and the amount that is attributed to renewal payments.

Response: Amount of residual value on balance sheet: $29.9 million (Form 10-K, page 49). Amount of residual value on balance sheet attributed to renewal payments: $0. As previously disclosed the Company does not include renewal payments in the estimation of residual values.

e.	Please tell us the impact on your balance sheet at December 31, 2012 and income statement for the year then ended if you did not include expected renewal payment in your residual values.

Response: Impact on balance sheet and income statement if expected renewal payments were not included in residual values: $0. As previously disclosed the Company does not include renewal payments in the estimation of residual values.

Additional information for the SEC:

As explained in our SEC comment letter dated September 29, 2010, the segment of the leasing industry in which the Company participates is commonly referred to as “small-ticket.” At December 31, 2012 the Company had approximately 69,000 lease contracts, of which approximately 46,000 (67%) contained a $1 purchase option and approximately

23,000 (33%) carried a residual value on the balance sheet totaling $29.9 million. The average residual amount is approximately $1,300 and is approximately 10.4% of the average original equipment cost of the asset.

Management performs reviews of the estimated residual values and historic realization statistics no less frequently than quarterly and any impairment, if other than temporary, is recognized in the current period. The estimated residual values in this review are based on our historical experience of selling prices in arms length transactions. Anticipated renewal income is not included in the determination of fair value. However, it is one of the ways that fair value may be realized at the end of the lease term.

Excluding renewal payments, proceeds received at the end of the lease term as a percentage of the original equipment cost were 10.4% for the portfolio for calendar year 2012. Previous years’ realization, excluding renewal payments, has been 11.1%, 10.9% and 11.6%, for calendar years 2011, 2010 and 2009, respectively. The average booked residual percentage is 10.4% for the portfolio at December 31, 2012.

Results of Operations, Comparison of the Years Ended December 31. 2012 and 2011-

Provision for credit losses, page 41

3.	Please tell us how the ongoing seasoning of your portfolio results in a higher provision for credit losses. To the extent you use similar wording in future filings please clarify your disclosure accordingly.

Response: Anticipated credit losses on a lease portfolio tend to follow a pattern from the inception of a particular lease origination vintage to charge-off. This pattern is referred to as a loss curve. The peak loss periods of a particular origination vintage usually occur between 7 and 15 months from origination. As new originations season, they begin to reach their peak loss periods, resulting in increasing charge-offs and a larger required allowance for credit losses. This results in increases in the provision for credit losses to replace the charge-offs and to build a larger allowance for credit losses. Once the peak loss periods pass, lower periodic charge-offs are usually experienced. As an illustrative example, please refer to the static pool loss statistics provided as supplemental information on the Investor Relations section of the Company’s website.

In addition to the disclosures already included in previous filings, we propose to add the following language to future filings to the extent applicable, using the December 31, 2012 reporting date as an example:

“…primarily due to the impact of portfolio growth and the ongoing seasoning of the portfolio. Lease portfolio losses tend to follow patterns based on the mix of origination vintages comprising the portfolio. The anticipated credit losses from the inception of a particular lease origination vintage to charge-off generally follow a pattern of lower losses for the first few months, followed by increased losses in subsequent months, then lower losses during the later periods of the lease term. Therefore, the seasoning, or origination vintages, of the portfolio affects the timing and amount of anticipated probable and estimable credit losses.”

Finance Receivables and Asset Quality, page 48

4.	We note the percentage for the allowance for credit losses to total finance receivables decreased from December 31, 2011 to 2012 while delinquencies greater than 60 days and non-accrual loans increased. Please revise future filings to more comprehensively bridge the gap between your declining allowance for credit loss percentage and your increasing delinquent and non accrual loans. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality or your loan portfolio and how this change, as well as any other key drivers, impacted your allowance for credit losses. For instance, discuss trends in historical losses incorporated in your methodology and trends observed in other specific quantitative or qualitative factors. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: In addition to the disclosures already included in previous filings, we propose to add the following language to future filings, using the December 31, 2012 reporting date as an example:

“The percentage of allowance for credit losses to total finance receivables decreased from 1.39% at December 31, 2011 to 1.30% at December 31, 2012. This decrease was due to improved delinquency migrations, primarily due to the improvement in total delinquent accounts 30 days or more past due, which declined 10 basis points to 0.92% at December 31, 2012 from 1.02% at December 31, 2011.”

Additional information for the SEC:

The delinquency migrations are based on the movement in total 30+ day delinquencies. As of December 31, 2012, 31-60 day delinquencies decreased 14 basis points from December 31, 2011, while 60+ delinquencies increased 4 basis points. This resulted in a year-over- year decline of 10 basis points for total 30+ day delinquencies.

Note 2. Summary of Significant Accounting Policies

Interest Income, page 70

5.	Please revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual lease to accrual status. Specifically disclose if a lessee needs to make a certain number of monthly payments before returning a lease to accrual status. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: In addition to the disclosures already included in previous filings, we propose to add the following language to future filings, using the December 31, 2012 reporting date as an example:

“The Company’s lease portfolio consists of homogenous small balance accounts with an average balance less than $10,000 across a large cross section of credit variables such as state, equipment type, obligor, vendor and industry category. These leases generally have similar credit risk characteristics and as a result the Company evaluates the impairment of the lease portfolio on a pooled basis. The Company’s key credit quality indicator is delinquency status.”

“Based on the historical payment behavior of the Company’s lease portfolio as a whole, payments are considered reasonably assured when a lease’s delinquency status is less than 90 days. Therefore, when a lease or loan is 90 days or more delinquent, the contract is classified as non-accrual and interest income recognition is discontinued. Interest income recognition resumes on a contract when the lessee makes payments sufficient to bring the contract’s status to less than 90 days delinquent.”

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11.Executive Compensation

Compensation Components-Bonus, page 11

6.	You disclose that the annual incentive bonus awards are designed to reward your executive officers for the achievement of “certain corporate and individual performance goals.” Please amend to disclose the specific objectives used to determine compensation, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to item 402(b) of Regulation S-K, please proved a detailed supplemental analysis supporting your conclusion. In particular your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation of 118.04.

Response: In addition to the disclosures already included in previous filings in connection with the Compensation Committee’s calculation of threshold, target or maximum bonus levels for the executive officers, we propose to add language to future filings to include objectives used to determine annual incentive bonus awards for executive officers, specifically the achievement of certain quantitative and qualitative corporate and individual performance goals, including (i) the Company’s pre-tax income for the measurement year, (ii) the Company’s growth and financial performance, (iii) the credit and asset quality of the Company’s lease portfolio, (iv) the Company’s success in relation to its competitors in the commercial lending and banking sector for the measurement year, (v) the development of the Company’s future leadership staff and (vi) the effectiveness of the executive officers as a team.

7.	Please amend to provide compensation information for the three most highly compensated executive officers in addition to the PEO and PFO. See Item 402 of regulation S-K.

Response: With the inclusion of the compensation information for Edward J. Siciliano in Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012, the compensation information for all of the Company’s executive officers is now included in Item 11. The Company believes this disclosure satisfies the requirements of Item 402 of Regulation S-K because Daniel P. Dyer, Lynne C. Wilson, George D. Pelose and Edward J. Siciliano are the only executive officers (as such term is defined in Item 402 of Regulation S-K) of the Company.

Furthermore, the Company acknowledges:

•	That the Company is responsible for the adequacy and accuracy of our disclosures in form 10-K and 10K-A;

•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 888-479-9111, ext. 4108, should you wish to discuss the Company’s responses set forth in this letter.

Sincerely,

/s/ Lynne C. Wilson
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.

cc:	William Schroeder, Staff Accountant – Securities and Exchange Commission

James McKenzie – Morgan Lewis & Bockius LLP